FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2013

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2013 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2013, and 2012 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 21, 2014.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Nevada, Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended November 30, 2013, and up to the date of this MD&A, include:

  On September 16, 2013, the Company announced that its exploration funding partner at Red Canyon, Montezuma Mines Inc. ("Montezuma"), a wholly owned subsidiary of CMQ Resources Inc., has completed its 2013 drill campaign at Red Canyon. Montezuma drilled three reverse circulation (“RC”) holes in the Wall structural corridor for a total of 2,170 ft (661.4 m);
  On October 1, 2013, the Company and Agnico-Eagle Mines Limited (“Agnico-Eagle”) amended the strategic alliance agreement (“Alliance Agreement”) whereby the three year exploration budget would be reduced, and in consideration for this reduction, the area of interest in Colombia was reduced;
  On October 8, 2013, the Company announced that Red Eagle Mining Corporation (“Red Eagle”), its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with closed spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques. Miranda reported gold values in surface channel samples range from 0.23 g Au/t to 33.7 g Au/t and associated metals showing highs of greater than 100 g Ag/t, 0.93% copper and 0.87% zinc.
  On October 15, 2013, Ramelius terminated their earn-in agreement on the Angel Wing project in Nevada. Miranda contemporaneously terminated the Angel Wing lease;
  On November 15, 2013, the Company signed a lease agreement with Alaska Hardrock Inc., granting Miranda the exclusive right to enter, explore, prospect, drill, develop, mine, mill, refine, store, process, and/or remove and market mineral products from the claims as defined in the lease, known as the Willow Creek project in Alaska;
  On December 13, 2013, the Company sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to Red Canyon Corporation (“RCC”), and on December 27, 2013, send another notice to Montezuma advising Montezuma that Miranda had paid the underlying lease payment to RCC of US$100,000, and that RCC had levied a 10% penalty on the lease payment. Miranda advised Montezuma that they would forfeit the property if they did not cure the default and make the required underlying payments in a timely manner; and
  On January 14, 2014, the Company announced that Red Eagle, its funding partner at Pavo Real in Colombia, continued to expand and enhance a new area of mineralization associated with closed spaced rhyolitic dikes, veins and hydrothermal breccias and a large gold and multi-element Mobile Metal Ions (MMI) soils anomaly.

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Colombia – Agnico-Eagle Strategic Alliance

Miranda and its wholly owned Colombian subsidiary have signed the strategic alliance agreement (Alliance Agreement”), as amended on October 1, 2013, that was originally announced on July 25, 2012 for precious metal exploration in Colombia with Agnico-Eagle. Miranda and Agnico-Eagle will share funding at the ratio of 30:70 respectively, in generative exploration expenditures with Miranda as the operator. The alliance is for a period of three years and is renewable thereafter by mutual consent.

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Miranda has been building predictive models for Colombian exploration and determining where best to employ alliance funds. The alliance will focus its initial efforts on porphyry-related gold-systems in the middle-Cauca gold belt and intrusive related gold systems that are analogous to Gramalote in the Antioquia Batholith. In addition, low and high-sulfidation, epithermal gold-silver systems will be targeted.

Initially, properties will be acquired by Miranda and alliance funding will be used to advance projects through exploration. Once the project meets certain criteria, and Miranda feels that the property is ready to be drill tested, a report will be presented to Agnico-Eagle and they will have a 60-day period during which to choose to take the property from Miranda’s portfolio and declare it a “Designated Property”, or reject the project, or require more work be done by the alliance to increase the quality of the targets before considering it to be a Designated Property. Once selected, Designated Properties will be subject to a stand-alone earn-in agreement whereby our partner can earn increasing levels of interest in that Designated Property by sole funding a series of qualified exploration and feasibility study expenditures over a designated time frame to secure up to a 70% interest in the Designated Property at which time a joint venture will be formed and Miranda would be responsible for its proportionate share of joint venture expenditures.

Projects that do not meet the criteria as Designated Properties will remain in Miranda’s control.

2

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Colombia – Pavo Real

Miranda announce that Red Eagle, its funding partner at Pavo Real in Colombia has identified a new area of mineralization associated with closed spaced dikes, veins and hydrothermal breccias within a large (500 m by 500 m) gold and multi-element soil anomaly that was detected using Mobile Metal Ion (MMI) assaying techniques.

Gold values in surface channel samples range from 0.23 g Au/t to 33.7 g Au/t. Associated metals show high assay values of greater than 100 g Ag/t, 0.93% copper and 0.87% zinc.

These new sample results expand the area of significant surface mineralization to approximately 600m by 700m and ongoing mapping shows a clearer proximal relationship to elongate porphyry bodies parallel to the vein and breccia trends. West-north-west and north-west trends intersect within a large gold, molybdenum and base metal MMI soil anomaly coinciding with the anomalous channel sampling. Miranda thinks the anomaly is related to intrusive-related hydrothermal brecciation and that surface features may reflect a large breccia pipe or diatreme target at depth.

The higher-grade vein mineralization over significant widths (9.03 g Au/t over 6.1 m) and the vein density also provide an interesting stand-alone target.

The current exploration campaign is targeting potential large breccia-hosted gold deposits and potential related copper-gold porphyry systems at depth. This most recent rock channel sampling was carried out in an area of high-level vein and hydrothermal breccia mineralization associated with rhyodacite porphyry dikes, where MMI soil sampling returned strong coincident gold, silver and copper anomalies.

Miranda feels the distinct and strong concurrence of gold with base metals and the density of dikes and breccias on this target may indicate that the MMI anomaly is proximal to a buried intrusive center that is releasing exsolved gold and base metals through explosive breccias. The breccias may also reflect porphyry-style mineralization at depth.

Highlights of relatively shallow drilling adjacent to this target area in 2012 included 7.1 meters averaging 1.54 g Au/t and 0.54 meters averaging 9.37 g Au/t in two separate drill holes (news release July 6, 2012). This initial 2012 drill program was designed to determine structural controls to quartz vein and veinlet systems in sedimentary host rocks and hydrothermal breccias. That drilling did not effectively test for deeper mineralization nor did it test the large MMI anomaly which was not known at the time.

The Project comprises a Triassic-Jurassic sedimentary sequence overlain by a volcanic sequence. The sedimentary and volcanic sequences are intruded by various bodies of diorite, granite and rhyodacite porphyry, and cut by hydrothermal breccias and a large number of quartz veins and quartz stockwork, all related to sericitic alteration. The Project is situated within the Department of Tolima, 20 kilometers south of the city of Ibague and 45 kilometers south-east of AngloGold Ashanti's La Colosa project (26.8 million ounce Inferred Resource grading 0.92 g Au/t as reported by AngloGold Ashanti).

Nevada - Montezuma - Red Canyon project

The Red Canyon project consists of 254 unpatented lode mining claims covering approximately 5,248 acres along the Battle Mountain-Eureka Gold Trend in Eureka County, Nevada.

Montezuma has completed the $4,000,000 in qualifying exploration expenditures. Upon spending the $4,000,000, Montezuma can now elect to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study at which time they will have earned a 70% interest in Red Canyon. If Montezuma elects not to solely fund a feasibility study the joint venture will be Montezuma 60% and Miranda 40%.

3

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Montezuma failed to make the required underlying lease payment by November 18, 2013, to Red Canyon Corporation (“RCC”). Miranda received a default letter from RCC and on December 18, 2013, made the required lease payment of US$100,000 directly to RCC. On December 13, 2013, Miranda sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, send another notice to Montezuma advising Montezuma that Miranda had made the underlying lease payment to RCC and that RCC had levied a 10% penalty on the lease payment. Miranda advised Montezuma that they would forfeit the property if they did not cure the default and make the required underlying payments in a timely manner.

Red Canyon contains nine exploration targets of which the Wall target area will be the focus of Montezuma's 2013 drill campaign. At Wall, rock chip samples with up to 0.070 oz Au/ton (2.4 g Au/t) coincide with a geophysically inferred fault-bounded horst block that extends 5,000 ft (1,500 m) from Wall northwest through the Gexa and the Ice target areas. Montezuma's 2012 vertical hole MR12-06 was collared in the Wall target on the west side of the horst block. Although Montezuma terminated MR12-06 at 695 ft (211.8 m) without it having intersected the horst-bounding fault or the favorable lower-plate (of the Roberts Mountains Thrust) carbonate-host stratigraphy, the hole did intersect three zones with anomalous gold greater than 0.02 g Au/t.

Since 2009, Montezuma performed geologic mapping, revised stratigraphic interpretations, completed soil and rock-chip geochemical surveys, and contracted CSAMT resistivity, ground magnetic, and gravity geophysical surveys. Through 2012, Montezuma drilled a total of 32 RC and three core holes for a total of 33,042 ft (10,071 m). Montezuma conducts its drilling under the Bureau of Land Management-approved Red Canyon Plan of Operations that permits up to 125 acres (50 hectares) of total disturbance.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Nevada – Willow Creek project

On November 15, 2013, Miranda entered into a 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). The terms on the lease require annual lease payments of US$150,000 per year. An initial payment of US$50,000 was made on November 19, 2013, which provides a 90-day due diligence period. If the due diligence proves satisfactory, Miranda will pay the remaining first year lease payment of US$100,000 on or before February 12, 2014. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

4

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Results of Operations for the three months ended November 30, 2013 and 2012

The Company incurred a loss of $896,241 in the three months ended November 30, 2013 (November 30, 2012 - $1,062,874).

Significant cash expenditure differences between the periods include:

  Exploration and evaluation expenditures in Nevada, Alaska and Colombia are detailed in Note 10 to the Financial Report. Exploration expenditures in the current three-month period were $642,852 with $240,355 of recoveries from funding partners for a net expenditure of $402,497. This compares to $559,682 with $118,709 of recoveries from funding partners for a net expenditure of $440,973 in the three months ended November 30, 2012;

  Investor relations, travel and business promotion totaled $63,127 (2012 - $146,876). The investor relations programs in fiscal 2014 has been curtailed (November 30, 2013 - $19,886 vs. November 30, 2012 - $80,667), but still does include: attendance at conferences; news releases; presentations and one-on-one meetings with brokers and analysts; media relations; corporate relations; web site maintenance; and responses to inquiries;

  Professional fees were $1,617 for the three months ended November 30, 2013, (2012: $8,760) with the period-over-period decrease being primarily due to somewhat lower legal fees for the Colombian branch offices relating to project investigations; and

  Wages and benefits totaled $235,388 for the three months ended November 30, 2013, (2012 - $170,781). This $64,607 variance is due, in large part, to the accrued termination costs of three staff members in Elko, Nevada.

Non-cash expenditures for the three months ended November 30, 2013, include:

  Stock-based compensation $69,523 (2012 - $207,315). The decrease in fiscal 2014 is due to the granting of 1,142,500 stock options this fiscal year with an average grant-date fair value of $110,273 (average $0.097 per option) and requisite vesting of those options; while in fiscal 2013, the $207,315, in part, represents the granting of 1,575,000 stock options with a grant-date fair value of $308,321 (average $0.196 per option) and the requisite vesting of those options. Both sets of options vest as to 50% on grant, and 50% one year from grant.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	November 30, 2013 $	August 31, 2013 $	May 31, 2013 $	Feb 28, 2013 $	Nov 30, 2012 $	August 31, 2012 $	May 31, 2012 $	Feb 28, 2012 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(896,241)	(852,548)	(566,055)	(734,276)	(1,062,874)	(1,119,401)	(758,125)	(742,117)
Basic and diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)

5

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2014 fiscal year with cash of $7,116,543. In the three months ended November 30, 2013, the Company expended $811,032 on operating activities; expended $53,100 on investing activities related to the acquisition of exploration and evaluation assets; received $2,000 proceeds on the sale of marketable securities; received $nil on financing activities, with a $3,212 positive effect of foreign exchange on cash, to end on November 30, 2013, with $6,257,623 in cash.

At the date of this MD&A, the Company has 8,079,500 stock options outstanding of which 7,508,250 are exercisable, and 20,835,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are currently “in-the-money”.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance
and financial reporting services

The Company incurred the following fees and expenses in the normal course of operations in connection with individuals and companies owned by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2013	November 30, 2012
Consulting fees	$ 29,757	$ 28,613
Office and general expenses	1,005	2,433
Total	$ 30,762	$ 31,046

Advances held by employees in the USA at November 30, 2013, amounted to $9,295 (August 31, 2013 - $16,680) and accounts payable and accrued liabilities to related parties at November 30, 2013, amounted to $34,653 (August 31, 2013 - $1,109).

A director and officer of the Company holds a 10% interest in Nevada North Resources (USA) Inc.’s interest in the Red Hill property lease.

The Company and Red Eagle Mining Corporation are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the nine months ended November 30, 2013 and 2012 were as follows:

Three months ended	November 30, 2013	November 30, 2012
Consulting fees	$ 29,757	$ 28,613
Salaries and directors fees	102,945	93,440
Share based compensation	46,394	129,099
Total	$ 179,096	$ 251,152

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

7

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2013	August 31, 2013
Cash	FVTPL	$ 6,257,623	$ 7,116,543
Amounts receivable	Loans and receivables	190,812	201,505
Marketable securities	Available-for-sale	93,000	98,850
Advances	Loans and receivables	31,914	36,463
Accounts payable and accrued liabilities	Other liabilities	(256,711)	(295,788)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2013
	Level 1	Level 2	Level 3
Cash	$ 6,257,623	$ -	$ -	$ 6,257,623
Available-for-sale securities	93,000	-	-	93,000
Total	$ 6,350,623	$ -	$ -	$ 6,350,623

8

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

Balances at November 30, 2013, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	249,386	326,779,342	443,923
Amounts receivable	123,932	-	131,616
Advances and deposits	8,752	75,049,035	50,422
	382,070	401,828,377	625,961
Accounts payable and accrued liabilities	(111,170)	(139,046,257)	(194,259)
Net foreign currency monetary assets	270,900	262,782,120	431,702

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $43,200 in the period.

9

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2013, dated as of December 16, 2013, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

10

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2013

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at November 30, 2013 and as of the date of this MD&A	74,040,252	20,835,000	8,079,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

11

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended November 30, 2013 and 2012

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

		November 30,	August 31,
		2013	2013
	Note

ASSETS

Current
Cash	5	$ 6,257,623	$ 7,116,543
Amounts receivable	6	190,812	201,505
Marketable securities	7	93,000	98,850
Advances and prepaid expenses	8	84,190	80,627
		6,625,625	7,497,525

Equipment	9	237,261	253,851
Exploration and evaluation assets	10	242,656	188,386
		$ 7,105,542	$ 7,939,762

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 256,711	295,788

Shareholders' equity
Share capital	12	29,652,503	29,652,503
Stock-based reserve		6,605,009	6,535,486
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(108,904)	(140,479)
Deficit		(33,373,841)	(32,477,600)
		6,848,831	7,643,974
		$ 7,105,542	$ 7,939,762
Nature of operations	1

These consolidated interim financial statements were approved for issue by the Board of Directors on January 21, 2014.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”	“G. Ross McDonald”
Kenneth Cunningham, Director	G. Ross McDonald, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended
	Note	November 30, 2013	November 30, 2012

Expenses
Consulting		$ 29,868	$ 30,367
Depreciation		17,497	18,065
Directors fees		7,797	7,403
Exploration and evaluation expenditures, net	10	402,497	440,973
Foreign exchange		2,520	(4,192)
Insurance		11,051	10,383
Investor relations		19,886	80,667
Management fees earned		(396)	(834)
Office rent, telephone, secretarial, sundry		31,273	52,118
Professional fees		1,617	8,760
Stock-based compensation	12	69,523	207,315
Travel and business promotion		43,241	66,209
Transfer agent, filing and regulatory fees		7,423	10,506
Wages and benefits		235,388	170,781
		(879,185)	(1,098,521)

Interest earned		20,944	22,865
Insurance recovery on equipment		-	6,782
(Loss) gain on sale of marketable securities	7	(38,000)	6,000
		(17,056)	35,647
Loss for the period		(896,241)	(1,062,874)
Unrealized loss on marketable securities, net of tax effect		34,150	14,650
Foreign currency translation differences for foreign operations		(2,575)	(1,568)
Comprehensive loss for the period		$ (864,666)	$ (1,049,792)
Basic and diluted loss per common share		$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding		74,040,252	53,074,452

 The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Three months ended
	November 30, 2013	November 30, 2012

Cash provided from (used for):

Operating activities
Loss for the period	$ (896,241)	$ (1,062,874)
Items not affecting cash:
Depreciation	17,497	18,065
Unrealized foreign exchange (gain) loss	(7,864)	(4,651)
Stock-based compensation	69,523	207,315
Loss (gain) on sale of marketable securities	38,000	(6,000)
	(779,085)	(848,145)
Change in non-cash working capital items:
Amounts receivable	10,693	(46,653)
Advances and prepaid expenses	(3,563)	21,522
Accounts payable and accrued liabilities	(39,077)	(13,734)
	(811,032)	(887,010)

Investing activities
Exploration and evaluation asset acquisitions	(53,100)	(54,281)
Proceeds from sale of marketable securities	2,000	-
Equipment purchases	-	(10,405)
	(51,100)	(64,686)

Financing activities
Share subscriptions	-	15,000
Share issue costs	-	(3,738)
	-	11,262

Effect of foreign exchange on cash	3,212	587

Change in cash for the period	(858,920)	(939,847)

Cash, beginning of the period	7,116,543	4,955,344

Cash, end of the period	$ 6,257,623	$ 4,015,497

Supplementary disclosure with respect to cash flows – Note 15

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves			Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2012	53,074,452	$ 26,591,533	$ 6,206,343	$ 2,181,093		$ 5,099	$ (65,133)	$ (29,261,847)	$ 5,657,088

Share issues:
Share subscriptions	-	15,000	-	-		-	-	-	15,000
Share issue costs	-	(3,738)	-	-		-	-	-	(3,738)
Stock-based compensation	-	-	207,315	-		-	-	-	207,315
Comprehensive loss for the period	-	-	-	-		(1,568)	14,650	(1,062,874)	(1,049,792)

Balance, November 30, 2012	53,074,452	$ 26,602,795	$ 6,413,658	$ 2,181,093	#	$ 3,531	$ (50,483)	$ (30,324,721)	$ 4,825,873

			Reserves			Other Comprehensive Income
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, September 1, 2013	74,040,252	$ 29,652,503	$ 6,535,486	$ 4,074,064		$ (23,224)	$ (117,255)	$ (32,477,600)	$ 7,643,974

Stock-based compensation	-	-	69,523	-		-	-	-	69,523
Comprehensive loss for the period	-	-	-	-		(2,575)	34,150	(896,242)	(864,667)

Balance, November 30, 2013	74,040,252	$ 29,652,503	$ 6,605,009	$ 4,074,064	#	$ (25,799)	$ (83,105)	$ (33,373,842)	$ 6,848,830

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the three months ended November 30, 2013, comprise the Company and its subsidiaries. The Company is the ultimate parent. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at November 30, 2013, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2013. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of the Company’s Canadian subsidiaries, Miranda Gold Colombia I, II, IV, and V Ltd., is the Canadian dollar, the functional currency of Rovira Mining Limited (renamed from Miranda Gold Colombia III Ltd.) is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2013.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2013, except for the following newly adopted policies.

New standards, interpretations and amendments adopted:

Amendments to IAS 27 and IAS 28 Separate Financial Statements and Investments in Associates and Joint Ventures

Addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10, 11, 12, and 13.

Amendments to IFRS 7 Financial Instruments; Disclosures and IAS 32 Financial Instruments Presentation The IASB published amendments to IFRS 7 (effective Jan. 1, 2013) and IAS 32 (effective Jan. 1, 2014), the standards that address disclosure and presentation requirements for financial instruments, respectively, related to offsetting financial assets and liabilities, while the criteria required for offsetting do not change.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments adopted (continued)

New standard IFRS 10 Consolidated Financial Statements

Provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

New standard IFRS 11 Joint Arrangements

Improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

New standard IFRS 12 Disclosure of Interests in Other Entities

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

New standard IFRS 13 Fair Value Measurement

Defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value.

The adoption of these new standards did not have a material effect on the financial statements.

New standards, interpretations and amendments yet to be effective:

i. Effective for annual periods beginning on or after January 1, 2014

Amendments to IAS 32 Financial Instruments: Presentation

The amendments to the disclosure requirements in IFRS 7 Financial Instruments: Disclosure require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32. The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

The amendments to IAS 32 are not effective until annual periods beginning on or after 1 January 2014. However, the new offsetting disclosure requirements are effective sooner - for annual periods beginning on or after 1 January 2013, and interim periods within those annual periods. The amendments need to be provided retrospectively to all comparative periods.

ii. Effective for annual periods beginning on or after January 1, 2015

New standard IFRS 9 Financial Instruments

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. This standard simplifies the current measurement model for financial instruments under IFRS and establishes two measurement categories for financial assets: amortized cost, and fair value. The existing IAS 39 categories of loans and receivables, held to maturity investments, and available for sale financial assets will be eliminated.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards could have on future financial statements.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities – All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2013.

Financial Risk Management - All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2013.

Fair Value Hierarchy – the Company held marketable securities in Level 1 and Level 2 as at August 31, 2013. During the three months ended November 30, 2013, the Company transferred 100,000 Red Eagle Mining Corporation (“Red Eagle”) shares from level 2 to level 1, as the hold period had expired.

5.	CASH

	As at November, 30, 2013	As at August 31, 2013
Canadian dollar denominated deposits	$ 5,813,700	$ 6,593,163
US dollar denominated deposits	264,848	401,115
Colombian Peso denominated deposits held in Colombia	179,075	122,265

Total	$ 6,257,623	$ 7,116,543

6.	AMOUNTS RECEIVABLE

	As at November, 30, 2013	As at August 31, 2013
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 2,068	$ 2,806
Amounts due from funding partners	131,616	145,559
Amounts due from Canadian financial institutions for accrued interest	57,128	53,140

Total	$ 190,812	$ 201,505

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At November 30, 2013, the Company had the following marketable securities recognized at fair value:

			August 31, 2013	November 30, 2013		Fair Value at November 30, 2013
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
NuLegacy Gold Corporation (“NuLegacy”)	250,000	$ 50,313	$ (29,063)	$ 8,750	$ (20,313)	$ 30,000
Red Eagle Mining Corporation (“Red Eagle”)	300,000	125,792	(50,192)	(12,600)	(62,792)	63,000
White Bear Resources Inc. (“White Bear”)	-	40,000	(38,000)	38,000	-	-
		$ 216,105	$ (117,255)	$ 34,150	$ (83,105)	$ 93,000

In the three months ended November 30, 2013, the Company sold 200,000 shares of White Bear for proceeds of $2,000 and recorded a loss on sale of marketable securities of $38,000.

8.	ADVANCES AND PREPAID EXPENSES

	As at November, 30, 2013	As at August 31, 2013
Advances held by employees in the USA	$ 9,295	$ 16,680
Advances held by employees and suppliers in Colombia	22,619	19,783
	31,914	36,463
Prepaid expenses in Canada	33,768	41,714
Prepaid expenses in Colombia	18,508	2,450
Total	$ 84,190	$ 80,627

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2013	$ 24,324	$ 209,261	$ 18,116	$ 240,461	$ 83,691	$ 120,056	$ 695,909
Assets acquired	-	-	-	-	-	-	-
Foreign exchange adjustment	-	1,789	155	2,055	-	-	3,999
At November 30, 2013	$ 24,324	$ 211,050	$ 18,271	$ 242,516	$ 83,691	$ 120,056	$ 699,908

Accumulated depreciation
At August 31, 2013	$ 21,505	$ 173,891	$ 13,175	$ 154,494	$ 42,430	$ 36,563	$ 442,058
Depreciation for the period	198	2,620	244	5,306	3,212	5,917	17,497
Foreign exchange adjustment	-	1,542	118	1,432	-	-	3,092
At November 30, 2013	$ 21,703	$ 178,053	$ 13,537	$ 161,232	$ 45,642	$ 42,480	$ 462,647

Carrying amounts
At August 31, 2013	$ 2,819	$ 35,370	$ 4,941	$ 85,967	$ 41,261	$ 83,493	$ 253,851

At November 30, 2013	$ 2,621	$ 32,997	$ 4,734	$ 81,284	$ 38,049	$ 77,576	$ 237,261

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”). Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets deferred to the statements of financial position at November 30, 2013, are as follows:

	August 31, 2013	Additions	Recoveries	Effect of movement in exchange rates	November 30, 2013
Nevada:
Big Blue	$ -	$ -	$ -	$ -	$ -
East Spruce	5,199	-	-	44	5,243
Iron Point	51,307	-	-	439	51,746
Kibby Flat	9,868	-	-	84	9,952
Mustang	54,412	-	-	465	54,877
Red Canyon	-	-	-	-	-
Red Hill	-	-	-	-	-
Redlich	16,245	-	-	138	16,383
	137,031	-	-	1,170	138,201
Alaska:
Willow Creek	-	53,100	-	-	53,100

Colombia:
Minagrande	15,555	-	-	-	15,555
Pavo Real	35,800	-	-	-	35,800
	51,355	-	-	-	51,355
	$ 188,386	$ 53,100	$ -	$ 1,170	$ 242,656

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2013, consolidated financial statements and only material differences to those agreements or new agreements are noted herein.

a)	Red Canyon, Eureka County, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for the Red Canyon property with a $1,000 purchase option on issue of 75,000 share purchase warrants and with minimum advance royalty payments to be completed on the following schedule. The owner, Red Canyon Corporation (“RCC”), retains a sliding scale NSR royalty between 3% and 5% depending on the price of gold. Upon completion of a bankable feasibility study the Company has the option to buy two percentage points of the NSR for US$1,000,000 per percentage point.

Mining Lease Due Dates	Minimum advance royalty payments to Lessor US$	Two year share purchase warrants to be issued to Lessor
Previously paid and issued	350,000	75,000 @ Cdn$0.37
November 18, 2011 (paid)	75,000	-
November 18, 2012 (paid)	75,000	-
November 18, 2013 (paid by Miranda)	100,000	-
November 18, 2014 to 2023 at $100,000 per year (subject to inflation adjustment beginning in 2019)	100,000	-

On August 1, 2008, the Company signed an exploration and option to enter into a joint venture agreement (the “Agreement”) with Montezuma Mines Inc. (“Montezuma”), a subsidiary of CMQ Resources Inc. Montezuma has completed the $4,000,000 in qualifying exploration expenditures. Upon spending the $4,000,000, Montezuma can now elect to either enter into a joint venture with Miranda or continue spending and produce a Feasibility Study at which time they will have earned a 70% interest in Red Canyon. If Montezuma elects not to solely fund a feasibility study the joint venture will be Montezuma 60% and Miranda 40%.

Montezuma failed to make the required underlying lease payment by November 18, 2013, to RCC. Miranda received a default letter from RCC and on December 18, 2013, Miranda paid the required lease payment directly to RCC to cure the default. On December 13, 2013, Miranda sent a “notice of default” to Montezuma advising of their failure to make the underlying lease payment to RCC, and on December 27, 2013, sent another notice to Montezuma advising Montezuma that Miranda had made the underlying lease payment to RCC and that RCC had levied a 10% penalty on the lease payment and that Montezuma must pay Miranda for that payment and penalty, or be in default of the Agreement.

b)	Willow Creek project, Alaska

On November 15, 2013, Miranda entered into a 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project covers the majority of the Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). The terms on the lease require annual lease payments of US$150,000 per year. An initial payment of US$50,000 was made on November 19, 2013, which provides a 90-day due diligence period. If the due diligence proves satisfactory, Miranda will pay the remaining first year lease payment of US$100,000 on or before February 12, 2014. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%.

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

c)	Strategic Alliance, Colombia

Pursuant to the January 23, 2013, as amended October 1, 2013, strategic alliance agreement (“Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The Alliance Agreement is for a period of three years and is renewable thereafter by mutual consent.

In consideration for the amended and reduced exploration program, the area of interest pursuant to the Alliance Agreement was reduced. The exploration program budget will be an aggregate of no less than US$925,000 (formerly US$1,100,000) in year one, and $550,000 in each of years two and three (formerly US$1,100,000 in each of years two and three).

Initially, properties will be acquired by Miranda and alliance funding will be used to advance the projects through exploration. Once a property meets certain criteria, it will be presented to Agnico who can elect to treat the property as a Designated Property. Once selected, a Designated Property will be subject to a stand-alone earn-in agreement whereby Agnico can earn up to a 70% interest in the Designated Property by sole funding a series of exploration expenditures and feasibility study. Projects that do not meet the criteria as Designated Properties will remain in the Company’s control. Miranda can then choose to advance the project at its own expense, seek another company to partner with, or drop the property.

Miranda has recovered 70% of the Minagrande acquisition costs from Agnico pursuant to the 30:70 funding terms of the alliance agreement.

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three month period ended November 30, 2013, and 2012 are as follows:

	Three months ended November 30, 2013			Three months ended November 30, 2012
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wing	$ 29,802	$ (28,347)	$ 1,455	$ 117,168	$ (117,061)	$ 107
Big Blue	51,557	-	51,557	37,915	-	37,915
Coal Canyon	-	-	-	668	(668)	-
East Spruce	10,803	-	10,803	1,608	-	1,608
FUSE	-	-	-	989	-	989
General exploration	36,386	-	36,386	93,423	-	93,423
HOG	-	-	-	232	-	232
Iron Point	50,567	-	50,567	20,150	-	20,150
Kibby Flat	33,844	-	33,844	28,223	-	28,223
Mustang	29,334	-	29,334	14,424	-	14,424
Red Canyon	468	-	468	-	-	-
Red Hill	13,157	-	13,157	980	(980)	-
Redlich	12,075	-	12,075	1,405	-	1,405
Rook	-	-	-	907	-	907
TAZ	-	-	-	-	-	-
	267,993	(28,347)	239,646	318,092	(118,709)	199,383

Alaska:
Ester Dome	-	-	-	40,417	-	40,417
Willow Creek	64,774	-	64,774	-	-	-

Colombia:
Alliance expenditures	302,869	(212,008)	90,861	-	-	-
Property investigation costs	7,216	-	7,216	201,173	-	201,173

Total	$ 642,852	$ (240,355)	$ 402,497	$ 559,682	$ (118,709)	$ 440,973

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2013	As at August 31, 2013
Trade and other payables in Canada	$ 94,267	$ 62,763
Trade and other payables in the USA	51,594	76,260
Trade and other payables in Colombia	76,197	155,656
Amounts payable and accrued liabilities to related parties	34,653	1,109

Total	$ 256,711	$ 295,788

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2014

There were no share issuances during the three month period ended November 30, 2013.

Fiscal 2013

There were no share issuances during the three month period ended November 30, 2012.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the three month period ended November 30, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Granted	Exercised	Expired / Cancelled / Forfeited	Balance, November 30, 2013
February 25, 2014	$ 0.35	1,842,000	-	-	-	1,842,000
September 26, 2015	$ 0.56	1,585,000	-	-	-	1,585,000
December 1, 2015	$ 0.69	50,000	-	-	-	50,000
April 19, 2016	$ 0.56	100,000	-	-	-	100,000
October 21, 2016	$ 0.40	1,785,000	-	-	-	1,785,000
September 24, 2017	$ 0.305	1,575,000	-	-	-	1,575,000
October 17, 2018	$ 0.155	-	1,142,500	-	-	1,142,500

		6,937,000	1,142,500	-	-	8,079,500

Weighted average exercise price		$ 0.41	$ 0.16	$ -	$ -	$ 0.37

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

c)	Stock Options Outstanding (continued):

As at November 30, 2013, the weighted average remaining contractual life of the options outstanding was 2.8 years.

As at November 30, 2013, 7,508,250 of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.39. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at November 30, 2013, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2013, being $0.135.

d)	Stock Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2014

During the three month period ended November 30, 2013, the Company recorded $69,523 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $58,853; and
b)	vesting portion of options granted September 24, 2012, of $10,670.

The fair value of the 1,142,500 options granted on October 17, 2013, was determined using a risk free interest rate of 1.73%, an expected volatility ranging from 79.34% to 85.25%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $110,273 or $0.097 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

Fiscal 2013

During the three month period ended November 30, 2012, the Company recorded $207,315 in stock-based compensation expense for options vesting in the period as follows:

c)	vesting portion of options granted October 20, 2011, $31,490; and
d)	vesting portion of options granted September 24, 2012, $175,825.

The fair value of the 1,575,000 options granted on September 24, 2012, was determined using a risk free interest rate of 1.29%, an expected volatility ranging from 80.1% to 88.2%, an expected life of ranging from 3.81 to 4.97 years, and an expected dividend of zero for a total fair value of $308,321 or $0.196 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

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Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the three month period ended November 30, 2013, is as follows:

Expiry date	Exercise price	Balance, August 31, 2013	Issued	Exercised	Expired	Balance, November 30, 2013
October 29, 2013	$ 0.60	100,000	-	-	(100,000)	-
December 19, 2017	$ 0.375	20,000,000	-	-	-	20,000,000
December 19, 2017	$ 0.375	835,000	-	-	-	835,000
		20,935,000	-	-	(100,000)	20,835,000

Weighted average exercise price		$ 0.38	$ -	$ -	$ 0.60	$ 0.38

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name Nature of transactions

Golden Oak Corporate Services Limited Consulting as CFO, corporate compliance services,

and financial reporting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2013	November 30, 2012
Consulting fees	$ 29,757	$ 28,613
Office and general expenses	1,005	2,433
Total	$ 30,762	$ 31,046

Advances from related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

A director and officer of the Company holds a 10% interest in Nevada North’s interest in the Red Hill property lease.

The Company and Red Eagle are related parties in that they have directors in common, being Ken Cunningham and Ian Slater.

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Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2013

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS (continued)

b)	Compensation of key management personnel:

The remuneration of directors and other members of key management personnel, including amounts disclosed in Note 13(a), during the three months ended November 30, 2013, and 2012 were as follows:

Three months ended	November 30, 2013	November 30, 2012
Consulting fees	$ 29,757	$ 28,613
Salaries and directors fees	102,945	93,440
Stock-based compensation	46,394	129,099
Total	$ 179,096	$ 251,152

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: Nevada and Alaska projects in the United States; and Colombian projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

15.	Supplemental Disclosure with Respect to Cash Flows

	Three months ended November 30,
	2013	2012
Non-cash investing and financing activities:
Fair value of marketable securities returned to issuer in exchange for exploration and evaluation assets	$ -	$ 6,000

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